Exhibit 99.1

CANNTRUST HOLDINGS INC.

(an Ontario corporation)

36,363,636 Common Shares

UNDERWRITING AGREEMENT

Dated: May 1, 2019

CANNTRUST HOLDINGS INC.

(an Ontario corporation)

36,363,636 Common Shares

UNDERWRITING AGREEMENT

May 1, 2019

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

RBC Dominion Securities Inc.

as Representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park
New York, New York 10036

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue,

New York, N.Y. 10010

c/o RBC Dominion Securities Inc.

200 Bay Street, Suite 400, South Tower,

Toronto, ON M5J 2W7

Ladies and Gentlemen:

CannTrust Holdings Inc., a corporation incorporated under the laws of the Province of Ontario (the “Company”), and Cannamed Financial Corporation (“Cannamed”) and Cajun Capital Corporation (“Cajun” and, together with Cannamed, the “Selling Shareholders”) confirm their respective agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Citigroup Global Markets Inc. (“Citi”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and RBC Dominion Securities Inc. (“RBC”) and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 11 hereof), for whom Merrill Lynch, Citi, Credit Suisse and RBC are acting as representatives (in such capacity, the “Representatives”), with respect to (i) the sale by the Company and the Selling Shareholders, acting severally and not jointly, and the purchase by the Underwriters, acting severally and not jointly, of the number of common shares in the capital of the Company (“Common Shares”) set forth in Schedules A and B hereto, respectively, and (ii) the grant by the Company and Cannamed, acting severally and not jointly, to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 5,454,545 additional Common Shares. The aforesaid 36,363,636 Common Shares (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 5,454,545 Common Shares subject to the option described in Section 2(b) hereof (the “Option Securities”) are herein called, collectively, the “Securities.”

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The Company and the Selling Shareholders understand that the Underwriters propose to make a public offering of the Securities in the United States and certain provinces of Canada, either directly or through their respective U.S. or Canadian broker-dealer affiliates, as applicable, as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the Ontario Securities Commission (the “OSC”) in the province of Ontario and the other Canadian Commissions (as defined below) in the Canadian Reporting Jurisdictions (as defined below), a final short form base shelf prospectus dated March 18, 2019 relating to the offering of up to an aggregate Cdn$700,000,000 of Common Shares, warrants, subscription receipts, debt securities, units and debt securities of the Company comprising any combination thereof (together with any documents incorporated therein by reference, the documents otherwise deemed to be incorporated therein by reference pursuant to Canadian Securities Laws (as defined below), and any supplements or amendments thereto, the “Canadian Base Prospectus”) and the OSC, as principal regulator, has issued a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Canadian Base Prospectus in accordance with the rules, regulations, orders and notices made thereunder and the local, uniform and national published policies adopted by the Canadian Reporting Jurisdictions. The term “Canadian Securities Laws” shall refer to the securities laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador (the “Canadian Reporting Jurisdictions”), together with the rules, regulations, orders, blanket rulings and notices, made thereunder and the local, uniform and national published policies adopted by the securities regulatory authority in such Canadian Reporting Jurisdiction (each, a “Canadian Commission”), as applied and interpreted by such Canadian Commission. The Company has prepared the Canadian Base Prospectus pursuant to National Instruments 44-101 Short Form Prospectus Distributions and 44-102 Shelf Distributions (the “Shelf Procedures”). The Company has obtained from the OSC a receipt for the Canadian Base Prospectus (a “Final Receipt”).

The Company has also prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”) a registration statement on Form F-10 (File No. 333-230042), covering the public offering and sale of the securities qualified under Canadian Securities Laws by the Canadian Base Prospectus, including the Securities, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”). The Canadian Base Prospectus, together with any documents incorporated therein by reference, the documents otherwise deemed to be incorporated therein by reference pursuant to Canadian Securities Laws, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in the form included in such Form F-10, is herein referred to as the “U.S. Base Prospectus”. The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below).

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In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as hereinafter defined) is first sent or delivered to a purchaser in the offering and two business days of the execution and delivery of this Agreement, with the OSC, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference, the documents otherwise deemed to be incorporated therein by reference pursuant to Canadian Securities Laws, and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the OSC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”). The information included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the OSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.” Any preliminary prospectus supplement, excluding certain pricing and other information but, including all documents incorporated by reference or deemed to be incorporated by reference therein, together with the Canadian Base Prospectus, is hereinafter called a “Canadian Preliminary Prospectus.”

The registration statement on Form F-10, including the U.S. Prospectus, each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein or deemed to be incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (excluding certain pricing and other information but, including the documents incorporated or deemed to be incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to as the “Preliminary Prospectuses.” The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated or deemed to be incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus shall be deemed to refer to and include any documents filed with the Commission after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus at any time on or prior to the later of the Closing Time (as defined below) or any Date of Delivery (as defined below), if any (the period from the date hereof through and including the later of such dates, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including, in each case, the documents incorporated or deemed to be incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws at any time on or prior to end of the Offering Period is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

As used in this Agreement:

“Applicable Time” means 5:15 P.M., New York City time, on May 1, 2019 or such other time as agreed by the Company and the Representatives.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent U.S. Preliminary Prospectus (including any documents incorporated or deemed to be incorporated therein by reference) that is distributed to investors prior to the Applicable Time, and the information included on Schedule C-1 hereto (whether communicated orally or in writing), all considered together.

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“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in Schedule C-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, any Preliminary Prospectus or any Prospectus (or other references of like import) shall include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, any Preliminary Prospectus or any Prospectus, as the case may be, prior to the execution and delivery of this Agreement.

SECTION 1.	Representations and Warranties.

(a)           Representations and Warranties by the Company. The Company represents and warrants to each Underwriter and to each Selling Shareholder as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Underwriter, as follows:

(i)       Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405) and meets the requirements for use of Form F-10 under the 1933 Act and is qualified to use a short form prospectus and the Shelf Procedures provided under the Canadian Securities Laws; a Final Receipt has been obtained from the OSC, as principal regulator, in respect of the Canadian Base Prospectus, and no order having the effect of ceasing or suspending the trading or distribution of the Securities has been issued by any Canadian Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Commission or any court; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the 1933 Act and has been filed with the Commission; pursuant to Rule 467(b) under the 1933 Act, the Registration Statement became effective on March 19, 2019 (the “Effective Date”); if requested, copies of the Registration Statement and the Canadian Base Prospectus, including amendments thereof, have been delivered to the Underwriters, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; at the Closing Time and any Date of Delivery, there will be no reports or information that, in accordance with the requirements of the Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Securities on the Toronto Stock Exchange (“TSX”) or on the New York Stock Exchange (“NYSE”) (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the OSC in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

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(ii)       Accurate Disclosure. On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the OSC and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Time, any Date of Delivery and prior to the expiry of the period of distribution of the Securities (A) the Canadian Prospectus or, in the case of the Effective Date, the Canadian Base Prospectus, in each case, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its subsidiaries (taken as a whole) and to the Securities and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), (B) the U.S. Prospectus or, in the case of the Effective Date, the U.S. Base Prospectus, did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included therein, and the Form F-X did, and will, comply in all material respects with all applicable provisions of the 1933 Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (E) the U.S. Prospectus, or in the case of the Effective Date, the U.S. Base Prospectus, did not and will not contain any untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Applicable Time (A) the General Disclosure Package and (B) any individual Issuer Limited Use Free Writing Prospectus when considered together with the General Disclosure Package. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Time and any Date of Delivery and (ii) the completion of the distribution of the Securities, any offering material in connection with the offering or sale of the Securities other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the 1933 Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the Canadian Commissions, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, and none of such documents contained or will contain any untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rule 433(d) under the 1933 Act.

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The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information in the first sentence of the first paragraph under the heading “Underwriting–Commissions and Discounts,” the information in the second sentence of the first paragraph, the second, third and fifth paragraphs under the heading “Underwriting–Price Stabilization, Short Positions and Penalty Bids” and the information under the heading “Underwriting–Electronic Distribution” in each case contained in the Prospectuses (collectively, the “Underwriter Information”).

(iii)       Reporting Issuer. The Company is a “reporting issuer”, and has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Common Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Reporting Jurisdictions, except for the filing of the Canadian Prospectus Supplement.

(iv)       Qualification to File Prospectus. The Company is qualified to file a prospectus in the form of a short form prospectus pursuant to Section 2.2 of National Instrument 44-101 Short Form Prospectus Distributions.

(v)       Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(vi)       Company Not Ineligible Issuer. At the time of filing the Registration Statement, at the earliest time thereafter that the Company or any other offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations, if applicable) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405.

(vii)       Emerging Growth Company Status. From the time of the initial filing of the Registration Statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the 1933 Act (an “Emerging Growth Company”).

(viii)       Independent Accountants. Each of the accountants who certified the applicable financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectuses are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder (the “1934 Act Regulations”), the Public Company Accounting Oversight Board (United States) and Canadian Securities Laws and are independent in accordance with the requirements of the institute of chartered accountants in each Canadian Reporting Jurisdiction.

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(ix)       Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements comply as to form with the applicable accounting requirements of Canadian Securities Laws and the 1933 Act and have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in all material respects in accordance with IFRS the information required to be stated therein. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectuses present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses under the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations or Canadian Securities Laws. All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectuses, or incorporated by reference therein, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act, to the extent applicable.

(x)       No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(xi)       Good Standing of the Company. The Company has been incorporated and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign or extra-provincial corporation, as applicable, to transact business, and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(xii)       Good Standing of Subsidiaries. Each “subsidiary” of the Company has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and is duly qualified as a foreign or extra-provincial corporation, as applicable, to transact business, and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, all of the issued and outstanding capital stock of each subsidiary of the Company has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding shares of capital stock of any subsidiary of the Company were issued in violation of the preemptive or similar rights of any securityholder of such subsidiary. The only subsidiaries of the Company are: CannTrust Inc. (Ontario); Elmcliffe Investments Inc. (Ontario); Elmcliffe Investments [No.2] Inc. (Ontario); and, CTI Holdings (Osoyoos) Inc. (British Columbia). The Company also has a 50% equity interest in the following entities: Cannabis Coffee and Tea Pod Company Ltd. (Ontario); Greytrust Inc. (Ontario); and, O Cannabis We Stand On Guard For Thee Corporation (Canada).

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(xiii)       Capitalization. The authorized, issued and outstanding Common Shares are as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectuses or pursuant to the exercise of convertible or exercisable securities or options referred to in the Registration Statement, the General Disclosure Package and the Prospectuses). The outstanding Common Shares, including the Securities to be purchased by the Underwriters from the Selling Shareholders, have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding Common Shares, including the Securities to be purchased by the Underwriters from the Selling Shareholders, were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(xiv)       Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xv)       Authorization and Description of Securities. The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and the issuance of the Securities by the Company is not subject to the preemptive or other similar rights of any securityholder of the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectuses and such description conforms, in all material respects, to the rights set forth in the instruments defining the same. No holder of Securities will be subject to personal liability by reason of being such a holder.

(xvi)       Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale by reason of the filing of the Registration Statement or the issuance and sale of the Securities by the Company.

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(xvii)       Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (A) in violation of its articles, charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Prospectuses (including the issuance and sale of the Securities by the Company and the use of the proceeds from the sale of the Securities by the Company as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles, by-laws or similar organizational document of the Company or any of its subsidiaries, nor will such action result in the violation of any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity (except for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect). As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xviii)       Absence of Labor Dispute. No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xix)       Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity, including Health Canada and any successor thereof, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect, or which might materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect. The Company is in compliance with all applicable federal, provincial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business as prescribed by Health Canada or any other federal, provincial, state, municipal, local or foreign agencies or bodies in Canada or any other country in which the Company does business engaged in the regulation of cannabis, controlled drugs and substances or pharmaceuticals, except where noncompliance would not reasonably be expected to have a Material Adverse Effect.  All preclinical and clinical studies conducted on behalf of the Company have been conducted by third parties, to the Company’s knowledge, in compliance with all applicable federal, provincial, state, municipal, local or foreign laws, rules, orders and regulations in Canada or any other applicable country, except for such failure or failures to be in compliance as would not reasonably be expected to result in a Material Adverse Effect.

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(xx)       Regulatory Compliance. None of the Company or any of its subsidiaries has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from Health Canada or any other federal, provincial, state, municipal or local governmental or regulatory authority or court or arbitrator in Canada, Denmark or Australia alleging or asserting noncompliance with any applicable laws or regulations that has not been resolved by the Company or that otherwise would not, singularly or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company or any of its subsidiaries has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from any federal, provincial, state, municipal, local or foreign governmental or regulatory authority or court or arbitrator in any country other than Canada, Denmark or Australia alleging or asserting noncompliance with any applicable laws or regulations, including, without limitation, the Food and Drugs Act R.S.C. 1985, c. F-27 or the Controlled Drugs and Substances Act S.C. 1996, c. 19. The Company and any person acting on behalf of the Company or any subsidiary are and have been in compliance with applicable health care, cannabis, privacy and personal health information laws and the regulations promulgated pursuant to such laws and all other applicable federal, provincial, state, municipal, local or foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company in Canada or any other country. The Company has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and, to the knowledge of the Company, there is no basis for any such notice or action.

(xxi)       Company Activities. Neither the Company nor any of its subsidiaries nor any director, officer, employee, or any agent or other person acting on behalf of the Company or any subsidiary, nor, to the Company’s knowledge, after reasonable inquiry, any entity in which the Company holds an equity interest, has cultivated, produced, processed, imported or distributed, or has, to the knowledge of the Company, any current intention to cultivate, produce, process, import or distribute, any cannabis or cannabinoid product or has, to the knowledge of the Company, otherwise engaged, or has any current intention to otherwise engage, in any direct or indirect dealings or transactions (including, for the avoidance of doubt, with respect to Intellectual Property pertaining to cannabis or cannabinoid products) in or to the United States of America, its territories and possessions, any state of the United States and the District of Columbia or any other federal, provincial, state, municipal, local or foreign jurisdiction where such activity is illegal. Neither the Company nor any of its subsidiaries has operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada, Denmark and Australia. The Company and its subsidiaries have instituted and maintained and will continue to maintain policies and procedures reasonably designed to ensure that the Company and its subsidiaries and any entity in which the Company holds an equity interest do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with all applicable laws.

(xxii)       U.S. Laws. Neither the Company nor any of its subsidiaries has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state laws, including, without limitation, the Controlled Substances Act, the Racketeering Influenced and Corrupt Practices Act, the Travel Act, the Bank Secrecy Act, the Agriculture Improvement Act of 2018, or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of U.S. federal or state laws. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to U.S. federal or state laws is pending or, to the knowledge of the Company, threatened.

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(xxiii)       Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with a Canadian Commission which have not been so described and filed as required.

(xxiv)       Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the TSX and the NYSE, Canadian Securities Laws, state securities laws or the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xxv)       Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xxvi)       Cannabis Licenses. The Company has provided the Representatives with copies of all material documents and correspondence relating to the licenses issued pursuant to the Access to Cannabis for Medical Purposes Regulations, the Narcotic Control Regulations and/or the Cannabis Act, as applicable (the “Cannabis Licenses”), to the Company and any of its subsidiaries. The Company and its subsidiaries are in compliance with the terms and conditions of all such Cannabis Licenses required in connection with their respective businesses and the Company and each subsidiary does not anticipate any variations or difficulties in obtaining, maintaining and/or renewing such Cannabis Licenses. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Prospectuses (including the issuance and sale of the Securities by the Company and the use of the proceeds from the sale of the Securities by the Company as described therein under the caption “Use of Proceeds”) will not have any adverse impact on the Cannabis Licenses or require the Company or any of its subsidiaries to obtain any new license under the Cannabis Act or any other applicable law.

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(xxvii)       Security Clearances. Each individual employed by or associated with the Company and its subsidiaries that is required to hold security clearance under the Cannabis Act and related regulations in order to maintain the Cannabis Licenses holds such clearance and the Company and each of its subsidiaries is not aware of any circumstance that would affect such security clearances.

(xxviii)       Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectuses or (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectuses, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxix)       Possession of Intellectual Property. The Company and its subsidiaries own or have the right to use all patents, patent rights, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names and other intellectual property (collectively, “Intellectual Property”) used in the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with any Intellectual Property of any third parties in their conduct of their business, or of any facts or circumstances which would reasonably be expected to render any Intellectual Property owned by the Company or any of its subsidiaries invalid or unenforceable, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or unenforceability, singly or in the aggregate, would result in a Material Adverse Effect.

(xxx)       Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

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(xxxi)       Accounting Controls and Disclosure Controls. The Company and each of its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company and each of its subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or any Canadian Securities Administrators’, as the case may be, rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxxii)       Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxxiii)       Payment of Taxes. The Company and its subsidiaries each (i) have timely filed all necessary federal, state, provincial, local and foreign tax returns, and all such returns were true, complete and correct, (ii) have paid all federal, state, provincial, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them or any of their respective properties or assets, except those, in each of the cases described in clauses (i), (ii) and (iii) of this subparagraph (xxxiii), that would not, singularly or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have not engaged in any transaction which is a corporate “tax shelter” within the meaning of Section 6662(d)(2)(C)(ii) of the United States Internal Revenue Code (or any similar provision of tax law). The accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since December 31, 2018 the Company and its subsidiaries have not incurred any liability for taxes other than in the ordinary course.

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(xxxiv)       PFIC. Based on the composition of its income and the value of its assets, the Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its most recent taxable year and it does not expect to be a PFIC for its current taxable year.

(xxxv)       Stamp Duty and Other Transaction Taxes. No stamp, documentary, or other issuance or transfer taxes or similar taxes or duties (“Stamp Taxes”) are payable by or on behalf of the Underwriters to any Governmental Entity or taxing authority thereof or otherwise for (a) the issuance and allotment of the Securities, (b) the execution and delivery of this Agreement, or (c) the consummation, execution and delivery of the transactions contemplated by this Agreement (including the resale of the Securities by the Underwriters).

(xxxvi)        Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect. Neither of the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxxvii)       Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities by the Company as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectuses will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xxxviii)       Absence of Manipulation. Neither the Company nor any director or officer of the Company has taken, nor will the Company or any director or officer take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the 1934 Act and comparable regulation under the Canadian Securities Laws.

(xxxix)       Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA or the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(xl)        Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with any applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xli)       OFAC. None of the Company or any of its subsidiaries, any director or officer, or, to the knowledge of the Company, any agent, employee, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), the Swiss Secretariat of Economic Affairs, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Securities sold by the Company, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other individuals or entities, to fund any activities of or business with any individual or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any individual or entity (including any individual or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(xlii)       Lending Relationship. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities by the Company to repay any outstanding debt owed to any Affiliate of any Underwriter.

(xliii)       Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(xliv)       Canadian Filings. The Company has filed all documents required to be filed by it with the Canadian Commissions under Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws that are incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses contained, as at the date of the filing thereof, a misrepresentation (as defined under Canadian Securities Laws).

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(xlv)       Related Party Transactions. There are no business relationships, related party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company that are required to be disclosed that have not been described in the Registration Statement, the General Disclosure Package or the Prospectuses.

(xlvi)       Maintenance of Rating. Neither the Company nor its subsidiaries have any debt securities or preferred stock that are rated by “nationally recognized statistical rating agency” (as defined in Section 3(a)(62) of the 1934 Act).

(xlvii)       Cybersecurity. (A) There has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company or its subsidiaries information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company and its subsidiaries, and any such data processed or stored by third parties on behalf of the Company and its subsidiaries), equipment or technology (collectively, “IT Systems and Data”): (B) neither the Company nor its subsidiaries have been notified of, and each of them have no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data and (C) the Company and its subsidiaries have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

(b)           Representations and Warranties by the Selling Shareholders. Each of the Selling Shareholders, severally but not jointly, represents and warrants as to itself to each Underwriter as of the date hereof, as of the Applicable Time, as of the Closing Time and, if such Selling Shareholder is selling Option Securities on Date of Delivery, as of each such Date of Delivery, and agrees with each Underwriter, as follows:

(i)       Accurate Disclosure. Neither the General Disclosure Package nor the Prospectuses nor any amendments or supplements thereto includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that such representations and warranties set forth in this subsection (b)(i) apply only to statements or omissions made in reliance upon and in conformity with information relating to such Selling Shareholder furnished in writing by or on behalf of such Selling Shareholder expressly for use in the General Disclosure Package, the Prospectuses or amendment or supplement thereto (the “Selling Shareholder Information”). The Selling Shareholder is not prompted to sell the Securities to be sold by such Selling Shareholder hereunder by any information concerning the Company or any subsidiary of the Company which is not set forth in the General Disclosure Package or the Prospectuses.

(ii)       Authorization of this Agreement. This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder.

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(iii)       Non-contravention. The execution and delivery of this Agreement and the sale and delivery of the Securities to be sold by such Selling Shareholder and the consummation of the transactions contemplated herein and compliance by such Selling Shareholder with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Securities to be sold by such Selling Shareholder or any property or assets of such Selling Shareholder pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder may be bound, or to which any of the property or assets of such Selling Shareholder is subject, nor will such action result in any violation of the provisions of the charter or by-laws or other organizational instrument of such Selling Shareholder, if applicable, or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Selling Shareholder or any of its properties, in a way in which materially adversely affects the sale and delivery of the Securities by the Selling Shareholder or the validity of any action taken or to be taken by the Selling Shareholder pursuant to or in connection with this Agreement.

(iv)       Valid Title. Such Selling Shareholder has, and at the Closing Time will have, valid title to the Securities to be sold by such Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Securities to be sold by such Selling Shareholder or a valid security entitlement in respect of such Securities.

(v)       Delivery of Securities. Upon payment of the purchase price for the Securities to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Securities, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by The Depository Trust Company (“DTC”), registration of such Securities in the name of Cede or such other nominee, and the crediting of such Securities on the books of DTC to securities accounts (within the meaning of Section 8-501(a) of the UCC) of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any “adverse claim,” within the meaning of Section 8-105 of the Uniform Commercial Code then in effect in the State of New York (“UCC”), to such Securities), (A) under Section 8-501 of the UCC, the Underwriters will acquire a valid “security entitlement” in respect of such Securities and (B) no action (whether framed in conversion, replevin, constructive trust, equitable lien, or other theory) based on any “adverse claim,” within the meaning of Section 8-102 of the UCC, to such Securities may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery (if necessary) and crediting occur, (I) such Securities will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, bylaws, or other applicable organizational document and applicable law, (II) DTC will be registered as a “clearing corporation,” within the meaning of Section 8-102 of the UCC, (III) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC, (IV) to the extent DTC, or any other securities intermediary which acts as “clearing corporation” with respect to the Securities, maintains any “financial asset” (as defined in Section 8-102(a)(9) of the UCC in a clearing corporation pursuant to Section 8-111 of the UCC, the rules of such clearing corporation may affect the rights of DTC or such securities intermediaries and the ownership interest of the Underwriters, (V) claims of creditors of DTC or any other securities intermediary or clearing corporation may be given priority to the extent set forth in Section 8-511(b) and 8-511(c) of the UCC and (VI) if at any time DTC or other securities intermediary does not have sufficient Securities to satisfy claims of all of its entitlement holders with respect thereto then all holders will share pro rata in the Securities then held by DTC or such securities intermediary.

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(vi)       Absence of Manipulation. Such Selling Shareholder has not taken, and will not take, directly or indirectly, any action which is designed to or which constituted or would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(vii)       No Proceedings. There is no action, suit, investigation or proceeding, at law or in equity, by any person, nor any arbitration, administrative or other proceeding by or before any Governmental Entity pending or, to the knowledge of the Selling Shareholder, threatened against or affecting the Selling Shareholder which questions the sale and delivery of the Securities or the validity of any action taken or to be taken by the Selling Shareholder pursuant to or in connection with this Agreement.

(viii)       Absence of Further Requirements. No filing with, or consent, approval, authorization, order, registration, qualification or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency, domestic or foreign, is necessary or required for the performance by the Selling Shareholder of its obligations hereunder, or in connection with the sale and delivery of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the TSX and the NYSE, Canadian Securities Laws, state securities laws or the rules of FINRA.

(ix)        No Registration or Other Similar Rights. Such Selling Shareholder does not have any registration or other similar rights to have any equity or debt securities registered for sale by the Company under the Registration Statement or included in the offering contemplated by this Agreement.

(x)        No Obligation to Other Persons. At the Closing Time, other than for the Underwriters, no person will have any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such, under which the Selling Shareholder is, or may become, obligated to transfer or sell such Selling Shareholder’s Securities.

(xi)        No Free Writing Prospectuses. The Selling Shareholder has not prepared or had prepared on its behalf or used or referred to, any “free writing prospectus” (as defined in Rule 405), and has not distributed any written materials in connection with the offer or sale of the Securities.

(xii)       Tax Forms. The Selling Shareholder will deliver to the Representatives prior to the Closing Time, a properly completed and executed United States Treasury Department Form W-9 or W-8BEN (or other applicable form or statement specified by Treasury Department regulations in lieu thereof) to prevent U.S. backup withholding tax, if any, that may otherwise apply.

(xiii)       No Association with FINRA. Neither the Selling Shareholder nor any of its affiliates, directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with any member firm of FINRA or is a person associated with a member (within the meaning of the FINRA By-Laws) of FINRA.

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(c)       Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby; and any certificate signed by or on behalf of the Selling Shareholders as such and delivered to the Representatives or to counsel for the Underwriters pursuant to the terms of this Agreement shall be deemed a representation and warranty by such Selling Shareholder to the Underwriters as to the matters covered thereby.

SECTION 2.	Sale and Delivery to Underwriters; Closing.

(a)       Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company and each Selling Shareholder, severally and not jointly, agree to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company and each Selling Shareholder, at the price per share set forth in Schedule A, that proportion of the number of Initial Securities set forth in Schedule B opposite the name of the Company or such Selling Shareholder, as the case may be, which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 11 hereof, bears to the total number of Initial Securities, subject, in each case, to such adjustments among the Underwriters as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional shares.

(b)          Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company and Cannamed, acting severally and not jointly, hereby grant an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,454,545 Common Shares, as set forth in Schedule B, at the price per share set forth in Schedule A, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities. The option hereby granted may be exercised for 30 days after the date hereof and may be exercised in whole or in part at any time from time to time upon notice by the Representatives to the Selling Shareholders setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject, in each case, to such adjustments as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional shares.

(c)         Payment. Payment of the purchase price for, and delivery of certificates or security entitlements for, the Initial Securities shall be made at the offices of Latham & Watkins LLP at 885 Third Avenue, New York, New York 10022, or at such other place as shall be agreed upon by the Representatives and the Company and the Selling Shareholders, at 8:00 A.M. (New York City time) on the second (third, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 11), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company and the Selling Shareholders (such time and date of payment and delivery being herein called “Closing Time”).

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In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates or security entitlements for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Company and the Selling Shareholders, on each Date of Delivery as specified in the notice from the Representatives to the Company and the Selling Shareholders.

Payment shall be made to the Company and the Selling Shareholders by wire transfer of immediately available funds to bank accounts designated by the Company and each Selling Shareholder, as the case may be, against delivery to Merrill Lynch for the respective accounts of the Underwriters of certificates or security entitlements for the Securities to be purchased by them. It is understood that each Underwriter has authorized Merrill Lynch, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

SECTION 3.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)       Compliance with Securities Regulators and Commission Requests. The Company, subject to Section 3(b), agrees: (i) to make no further amendment prior to the Closing Time to the Registration Statement, or any amendment or supplement to the Prospectuses without the consent of the Representatives, which consent shall not be unreasonably withheld or delayed; (ii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, to advise the Underwriters promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Underwriters with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the Canadian Commissions to comply with Canadian Securities Laws; (v) to file all documents required to be filed with the TSX and NYSE to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; and, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, to provide or make available to the Underwriters a copy of such reports and statements and other documents filed by the Company pursuant to Section 13 or 15(d) of the 1934 Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (vi) to advise the Underwriters, promptly after it receives notices, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities (x) of any request by the OSC or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus or for additional information with respect thereto or (y) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the trading or distribution of any Common Shares or the use of, or distribution of securities under, the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vii) to advise the Underwriters promptly of the happening of any event within the time during which a prospectus relating to the Securities is required to be delivered under the 1933 Act or the Canadian Securities Laws which could require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (x) constitute full, true and plain disclosure of all material facts relating to the Securities and (y) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 3(b) hereof, to prepare and furnish promptly to the Underwriters, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change; and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or any Canadian Commission shall issue any order having the effect of ceasing or suspending the trading or distribution of any Common Shares, promptly to use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest practicable moment for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; and to use its commercially reasonable efforts to prevent the issuance of any such order for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities.

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(b)       Continued Compliance with Securities Laws. The Company will comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the OSC on the earlier of the first date the Canadian Prospectus Supplement is delivered to a prospective purchaser and the day which is two business days following the date of this Agreement, and file the U.S. Prospectus Supplement with the Commission within one business day following the filing of the Canadian Prospectus Supplement with the OSC. If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of the Securities contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Representatives or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, to comply with any applicable law, the Company promptly will prepare and file with the Commission and the OSC, as applicable, and furnish at its own expense to the Underwriters, an appropriate amendment or supplement, as applicable, to the Registration Statement, the U.S. Prospectus, Canadian Prospectus or any applicable Issuer Free Writing Prospectus, so that the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, as so amended or supplemented, as applicable, will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus will comply with such law. Before amending or supplementing, as applicable, the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus in connection with the offering of the Securities, the Company will furnish the Underwriters with a copy of such proposed amendment or supplement and provide the Underwriters and their counsel with reasonable time for review and will not file any such amendment or supplement to which the Underwriters reasonably object.

(c)       Delivery of Registration Statements. The Company has furnished or will deliver or make available to the Representatives and counsel for the Underwriters, without charge, signed copies of (i) the Canadian Base Prospectus as originally filed with the OSC and (ii) the Registration Statement as originally filed with the Commission, and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the Canadian Base Prospectus and the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Canadian Base Prospectus, the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the OSC pursuant to SEDAR and with the Commission pursuant to EDGAR (except to the extent permitted by Regulation S-T).

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(d)       Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act and the 1933 Act Regulations. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectuses (as amended or supplemented) as such Underwriter may reasonably request. The Prospectuses and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the OSC pursuant to SEDAR or the Commission pursuant to EDGAR (except to the extent permitted by Regulation S-T).

(e)       Blue Sky Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process, or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject, or to become subject to any ongoing reporting or similar obligations.

(f)       Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act for the time period specified therein.

(g)       Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities by the Company in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectuses under “Use of Proceeds.”

(h)       Listing. The Company will use its commercially reasonable efforts to effect and maintain the listing of the Securities on each of the TSX and the NYSE.

(i)       Restriction on Sale of Securities. During a period of 180 days from the date of the Prospectuses, the Company will not, without the prior written consent of Merrill Lynch, Citi and Credit Suisse, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file or confidentially submit any registration statement under the 1933 Act or prospectus under Canadian Securities Laws with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectuses, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Prospectuses or (D) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectuses.

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(j)       Reporting Requirements. The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations and shall file with the Canadian Commissions all documents required to be filed therewith under, and within the time periods required by, Canadian Securities Laws.

(k)       Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule C-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Company and the Representatives. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an “issuer free writing prospectus,” as defined in Rule 433, and that the Company has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or the Prospectuses, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict. If at any time following the distribution of any Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such untrue statement or omission.

(l)       Certification Regarding Beneficial Owners. The Company will deliver to the Representatives, on or prior to the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as the Representatives may reasonably request in connection with the verification of the foregoing certification.

(m)       Emerging Growth Company Status. The Company will promptly notify the Representatives if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Securities within the meaning of the Securities Act and (ii) completion of the 180-day restricted period referred to in Section 3(i).

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(n)       Company Activities. None of the Company, its subsidiaries, any entity in which the Company holds an equity interest, nor any director, officer, employee, agent or other person acting on behalf of the Company or any subsidiary, will cultivate, produce, process, import or distribute any hemp (as such term is defined in Section 10113 of the Agriculture Improvement Act of 2018 (amending Section 297A of the United State Agricultural Marketing Act of 1946)) (“Hemp”), cannabis or cannabinoid product or otherwise engage in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of Hemp, cannabis or cannabinoid product (including, for the avoidance of doubt, any Intellectual Property pertaining to Hemp, cannabis or cannabinoid products) by the Company, any of its subsidiaries, or entity in which the Company holds an equity interest, in or to the United States of America, its territories and possessions, any state of the United States and the District of Columbia or any other jurisdiction unless such activity is in full compliance with all laws, including U.S. federal law, applicable to such activity. Further, neither the Company nor any of its subsidiaries will purchase any securities of any person or entity or otherwise provide funding for any person or entity engaged in any of the activity discussed in this paragraph (n) unless such activity is in full compliance with all laws, including U.S. federal law, applicable to such activity.

SECTION 4.        Covenants of the Selling Shareholders. Each Selling Shareholder, severally and not jointly, covenants with each Underwriter as follows:

(a)       Issuer Free Writing Prospectuses. Each Selling Shareholder agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule C-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Company and the Representatives.

(b)       Certification Regarding Beneficial Owners. Each Selling Shareholder will deliver to the Representatives, on or prior to the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and each Selling Shareholder undertakes to provide such additional supporting documentation as the Representatives may reasonably request in connection with the verification of the foregoing certification.

SECTION 5.	Payment of Expenses.

(a)       Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) and Canadian Prospectus as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each Preliminary Prospectus, each Issuer Free Writing Prospectus and the Prospectuses and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates or security entitlements for the Securities to the Underwriters, including any Stamp Taxes payable upon the sale, issuance or delivery of the Securities to the Underwriters or the resale of the Securities by the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation in connection with the road show; provided, however, that the cost of any aircraft chartered in connection with the road show shall be paid 50% by the Company and 50% by the Underwriters, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA of the terms of the sale of the Securities, (ix) the fees and expenses incurred in connection with the listing of the Securities on the TSX and the NYSE, and (x) all other costs and expenses incident to the performance of the obligations of the Company.

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(b)       Expenses of the Selling Shareholders. The Selling Shareholders, severally and not jointly, will pay all expenses incident to the performance of their respective obligations under, and the consummation of the transactions contemplated by, this Agreement, including (i) any stamp and other duties and stock and other transfer taxes, if any, payable upon the sale of the Securities sold by such Selling Shareholders to the Underwriters (except that the Underwriters will pay any taxes on the resale of the Securities, and (ii) the fees and disbursements of the Selling Shareholders’ counsel and other advisors. In connection with the preceding sentence, the Underwriters agree to pay New York State stock transfer tax, if applicable, and the Selling Shareholders agree to reimburse the Underwriters for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated.

(c)       Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 6, Section 10(a)(i) or (iii) hereof, the Company and the Selling Shareholders shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

(d)       Allocation of Expenses. The provisions of this Section shall not affect any agreement that the Company and the Selling Shareholders may make for the sharing of such costs and expenses.

SECTION 6.         Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder to purchase the Initial Securities are subject to the accuracy of the representations and warranties of the Company and the Selling Shareholders contained herein or in certificates of any officer of the Company or any of its subsidiaries or on behalf of any Selling Shareholder delivered pursuant to the provisions hereof, to the performance by the Company and each Selling Shareholder of their respective covenants and other obligations hereunder, and to the following further conditions:

(a)       Effectiveness of Registration Statement. The Registration Statement has become effective and, at the Closing Time, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act, the Canadian Prospectus shall have been filed with the OSC under the Shelf Procedures, in each case within the time periods required thereunder, no order preventing or suspending the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission or any Canadian Commission for additional information.

(b)       Opinions of U.S. Counsel for the Company. At the Closing Time, the Representatives shall have received the favorable U.S. opinions, dated the Closing Time, of Troutman Sanders LLP, U.S. counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit A hereto and to such further effect as counsel to the Underwriters may reasonably request.

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(c)       Opinion of Canadian Counsel for the Company. At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of Fogler Rubinoff LLP, Canadian counsel for the Company in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit B hereto and to such further effect as counsel to the Underwriters may reasonably request.

(d)       Opinion of Danish Counsel for the Company. At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of DLA Piper, Danish counsel for the Company in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit C hereto and to such further effect as counsel to the Underwriters may reasonably request.

(e)       Opinion of Australia Counsel for the Company. At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of MinterEllison, Australian counsel for the Company in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit D hereto and to such further effect as counsel to the Underwriters may reasonably request.

(f)       Opinion of U.S. Counsel for Underwriters. At the Closing Time, the Representatives shall have received the favorable opinion, dated the Closing Time, of Latham & Watkins LLP, U.S. counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, in form and substance reasonably satisfactory to the Representatives

(g)       Opinion of Canadian Counsel for Underwriters. At the Closing Time, the Representatives shall have received the favorable opinion, dated the Closing Time, of Baker McKenzie LLP, Canadian counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, in form and substance reasonably satisfactory to the Representatives.

(h)       Opinion of Counsel for the Selling Shareholders. At the Closing Time, the Representatives shall have received the favorable opinion, dated the Closing Time, of NI Jacobs & Associates, counsel for the Selling Shareholders, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit E hereto and to such further effect as counsel to the Underwriters may reasonably request.

(i)       Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the Chief Executive Officer of the Company and of the Chief Financial Officer of the Company, dated the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order preventing or suspending the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

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(j)       Certificate of Selling Shareholder. At the Closing Time, the Representatives shall have received a certificate of each Selling Shareholder, dated the Closing Time, to the effect that (i) the representations and warranties of each Selling Shareholder in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time and (ii) each Selling Shareholder has complied with all agreements and all conditions on its part to be performed under this Agreement at or prior to the Closing Time.

(k)       Accountant’s Comfort Letters. At the time of the execution of this Agreement, the Representatives shall have received from each of KPMG LLP and RSM Canada LLP, a letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the applicable financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(l)       Bring-down Comfort Letters. At the Closing Time, the Representatives shall have received from each of KPMG LLP and RSM Canada LLP, a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letters furnished pursuant to subsection (i) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(m)       Approval of Listing. At the Closing Time, the Securities shall have been approved for listing on the NYSE, subject only to official notice of issuance. The TSX shall have accepted for filing notice of the Offering and shall have conditionally approved the listing of the Securities subject only to the satisfaction of customary post-closing requirements.

(n)       No Objection. FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements relating to the offering of the Securities.

(o)       Lock-up Agreements. At the date of this Agreement, Merrill Lynch, Citi and Credit Suisse each shall have received an agreement substantially in the form of Exhibit F hereto signed by the persons listed on Schedule D hereto.

(p)       Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company and the Selling Shareholders contained herein and the statements in any certificates furnished by the Company and any of its subsidiaries and the Selling Shareholders hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representatives shall have received:

(i)       Officers’ Certificate. A certificate, dated such Date of Delivery, of the Chief Executive Officer of the Company and of the Chief Financial Officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 6(i) hereof remains true and correct as of such Date of Delivery.

(ii)       Certificate of Selling Shareholders. A certificate, dated such Date of Delivery, of each Selling Shareholder confirming that the certificate delivered at the Closing Time pursuant to Section 6(j) remains true and correct as of such Date of Delivery.

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(iii)       Opinion of Counsel for the Selling Shareholders. If requested by the Representatives, the favorable opinion of N. I. Jacobs & Associates, counsel for Selling Shareholders, in form and substance reasonably satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 6(h) hereof.

(ii)       Opinion of Counsel for Company. If requested by the Representatives, the favorable U.S. opinions of Troutman Sanders LLP, U.S. counsel for the Company, together with the favorable opinion of Fogler Rubinoff LLP, Canadian counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 6(a) and 6(b) hereof.

(iii)       Opinion of Counsel for Underwriters. If requested by the Representatives, (i) the favorable opinion of Latham & Watkins LLP, U.S. counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 6(f) hereof and (ii) the favorable opinion, dated such Date of Delivery, of Baker McKenzie LLP, Canadian counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, in form and substance reasonably satisfactory to the Representatives.

(iv)       Bring-down Comfort Letter. If requested by the Representatives, letters from each of KPMG LLP and RSM Canada LLP, in form and substance satisfactory to the Representatives and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representatives pursuant to Section 6(n) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

(q)       Additional Documents. At the Closing Time and at each Date of Delivery (if any) counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Selling Shareholders in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters, acting reasonably.

(r)       Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representatives by notice to the Company and the Selling Shareholders at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 5 and except that Sections 1, 7, 8, 9, 15, 16, 17 and 18 shall survive any such termination and remain in full force and effect.

SECTION 7.	Indemnification.

(a)       Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 405 under the 1933 Act (each, an “Affiliate”)), and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

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(i)       against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto), or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any Preliminary Prospectus, Issuer Free Writing Prospectus, Prospectuses or in any Marketing Materials of a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)       against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 7(d) below) any such settlement is effected with the written consent of the Company and the Selling Shareholders;

(iii)       against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)       Indemnification of Underwriters by Selling Shareholders. Each Selling Shareholder, severally and not jointly, agrees to indemnify and hold harmless each Underwriter, its Affiliates and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act to the extent and in the manner set forth in clauses (a)(i), (ii) and (iii) above; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission or misrepresentation or alleged misrepresentation, as the case may be, was made in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package, the Prospectuses or any Marketing Materials (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder expressly for use therein and relating solely to such Selling Shareholder; and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that such Selling Shareholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission or misrepresentation or alleged misrepresentation made in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package, the Prospectuses or any Marketing Materials (or any amendment or supplement thereto), in reliance upon and in conformity with the Underwriter Information; provided further, however, that the liability of a Selling Shareholder pursuant to this subsection (b) shall not exceed the aggregate net proceeds after underwriting commissions but before deducting expenses received by such Selling Shareholder from the Underwriters for the Securities sold by such Selling Shareholder hereunder.

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(c)       Indemnification of Company, Directors and Officers and Selling Shareholders. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and each Selling Shareholder and each person, if any, who controls any Selling Shareholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(d)       Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 7(a) and 7(b) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 7(c) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e)       Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 7, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

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(f)       Other Agreements with Respect to Indemnification. The provisions of this Section shall not affect any agreement among the Company and the Selling Shareholders with respect to indemnification.

SECTION 8.     Contribution. If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Shareholders, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The Selling Shareholders’ respective obligations to contribute pursuant to this Section 8 are several and in proportion to the number of Initial Securities set forth opposite their respective names in Schedule B hereto and not joint or equal.

The relative benefits received by the Company and each Selling Shareholder, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and each Selling Shareholder, on the one hand, and the total underwriting discounts and commissions received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectuses, bear to the aggregate public offering price of the Securities as set forth on the cover of the Prospectuses.

The relative fault of the Company and the Selling Shareholders, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholders or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Selling Shareholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

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No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 8, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company or any Selling Shareholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company or such Selling Shareholder, as the case may be. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

The provisions of this Section shall not affect any agreement among the Company and the Selling Shareholders with respect to contribution.

SECTION 9.        Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries or the Selling Shareholders submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates, any person controlling any Underwriter, its officers or directors or any person controlling the Company or any person controlling any Selling Shareholder and (ii) delivery of and payment for the Securities.

SECTION 10.	Termination of Agreement.

(a)       Termination. The Representatives may terminate this Agreement, by notice to the Company and the Selling Shareholders, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representatives, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Canadian Commission or the TSX or the NYSE, or (iv) if trading generally on the TSX or NYSE has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States, or (vi) if a banking moratorium has been declared by either United States Federal, Canadian or New York authorities.

(b)       Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 5 hereof, and provided further that Sections 1, 7, 8, 9, 15, 16, 17 and 18 shall survive such termination and remain in full force and effect.

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SECTION 11.      Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i)       if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters; but nothing herein shall relieve a defaulting Underwriter from liability for default; or

(ii)       if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase, and the Company and the Selling Shareholders to sell, the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representatives or (ii) the Company and any Selling Shareholder shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Prospectuses or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 11.

SECTION 12.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated at One Bryant Park, New York, New York 10036, attention of Syndicate Department (facsimile: (646) 855-3073) with a copy to ECM Legal (facsimile: (212) 230-8730), Citigroup Global Markets Inc. at 388 Greenwich Street New York, New York 10013, Attention: General Counsel (facsimile: (646) 291-1469) Credit Suisse Securities (USA) LLC at Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: IBCM-Legal, and RBC Dominion Securities Inc. at 200 Bay Street, Suite 400, South Tower, Toronto, ON M5J 2W7, Attention: Matthew Pittman (facsimile: (416) 842-6678; notices to the Company shall be directed to it at 3280 Langstaff Road, Building 1, Unit 1, Vaughan, ON L4K 5B6, attention of Peter Aceto, Chief Executive Officer; and notices to the Selling Shareholders shall be directed to Cajun Capital Corporation, 40 Sheppard Ave. West, Suite 700, Toronto ON M2N 6K9, Canada, attention of Mitchell Sanders and to CannaMed Financial Corporation, 106 Avenue Road, Toronto ON M5R 2H3, Canada, attention of Stan Abramowitz

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SECTION 13.      No Advisory or Fiduciary Relationship. Each of the Company and each Selling Shareholder acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company and the Selling Shareholders, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or any Selling Shareholder, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or any Selling Shareholder with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any Selling Shareholder on other matters) and no Underwriter has any obligation to the Company or any Selling Shareholder with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of each of the Company and each Selling Shareholder, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company and each of the Selling Shareholders has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 14.	Recognition of the U.S. Special Resolution Regimes.

(a)       In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)       In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 14, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

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SECTION 15.       Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company and the Selling Shareholders and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and the Selling Shareholders and their respective Affiliates and the controlling persons referred to in Sections 7 and 8 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and the Selling Shareholders and their respective successors, and said Affiliates and controlling persons and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase. Notwithstanding anything herein to the contrary, Merrill Lynch may, without notice to or the consent of any party, assign its rights and obligations under this Agreement to BofA Securities, Inc. (or to any other wholly-owned broker-dealer subsidiary of Bank of America Corporation to which all or substantially all of Merrill Lynch’s investment banking or related business may be transferred).

SECTION 16.      Trial by Jury. The Company, each of the Selling Shareholders and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 17.      GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 18.      Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company and each shareholder irrevocably appoints CT Corporation System, in the case of the Company and NI Jacobs & Associates, in the case of the Selling Shareholders, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

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SECTION 19.       Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter of any sum adjudged to be so due in such other currency on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

SECTION 20.       TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 21.       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 22.       Entire Agreement. This Agreement supersedes all prior agreements and understanding (whether written or oral) between the Company and the Underwriters or any of them, with respect to the subject matter hereof.

SECTION 23.       Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company and the Selling Shareholders a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Company and the Selling Shareholders in accordance with its terms.

Very truly yours,

CANNTRUST HOLDINGS INC.

By	/s/ Greg Guyatt

Title:	Chief Financial Officer

CAJUN CAPITAL CORPORATION

By	/s/ Mitchell Sanders

Title:	President

CANNAMED FINANCIAL CORPORATION

By	/s/ Stan Abramowitz

Title:	Secretary

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CONFIRMED AND ACCEPTED,
as of the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

CREDIT SUISSE SECURITIES (USA) LLC

RBC DOMINION SECURITIES INC.

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By	/s/ Bryan Fleming
Authorized Signatory

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Carl Stickel
Name: Carl Stickel
Title: Managing Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ron Lloyd
Name: Ron Lloyd
Title: Managing Director

By: RBC DOMINION SECURITIES INC.

By:	/s/ Matthew Pittman
Name: Matthew Pittman
Title: Managing Director

For themselves and as Representatives of the other Underwriters named in Schedule A hereto.

SCHEDULE A

The public offering price per share for the Securities shall be $5.50.

The purchase price per share for the Securities to be paid by the several Underwriters shall be $5.192, being an amount equal to the public offering price set forth above less $0.308 per share, subject to adjustment in accordance with Section 2(b) for dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities.

Number of Initial Securities
Name of Underwriter

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13,051,300
Citigroup Global Markets Inc.	7,457,885
Credit Suisse Securities (USA) LLC.	7,457,885
RBC Dominion Securities Inc.	3,650,680
Jefferies LLC.	2,701,505
Canaccord Genuity LLC.	2,044,381

Total	36,363,636

Sch A-1

SCHEDULE B

	Number of Initial Securities to be Sold	Maximum Number of Option Securities to Be Sold
CANNTRUST HOLDINGS INC.	30,909,091	4,636,363
CANNAMED FINANCIAL CORPORATION	5,204,545	818,182
CAJUN CAPITAL CORPORATION	250,000	0

Total	36,363,636	5,454,545

Sch B-1

SCHEDULE C-1

Pricing Terms

1.       The Company and the Selling Shareholders are selling 36,363,636 Common Shares.

2.       Each of the Company and Cannamed has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,454,545 Common Shares.

3.       The public offering price per share for the Securities shall be $5.50.

Sch C-1

SCHEDULE C-2

Free Writing Prospectuses

None.

Sch C-2

SCHEDULE D

List of Persons and Entities Subject to Lock-up

CannTrust Holdings Inc.

Peter Aceto

Eric Paul

Greg Guyatt

Mark Litwin

Mitchell Sanders

Mark Dawber

Robert Marcovitch

Shawna Page

John Kaden

Stanley Abramowitz

Cannamed Financial Corporation (selling through the Paul Family Trust and York Capital Funding Inc.)

Cajun Capital Corporation

Sch D-1

Exhibit A

FORM OF OPINION OF COMPANY’S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 6(b)

Exh A-1

Exhibit B

OPINION OF COMPANY’S CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 6(c)

Exh B-1

Exhibit C

FORM OF OPINION OF COMPANY’S DANISH COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 6(d)

Exh C-1

Exhibit D

FORM OF OPINION OF COMPANY’S AUSTRALIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 6(e)

Exh D-1

Exhibit E

FORM OF OPINION OF COUNSEL FOR THE SELLING SHAREHOLDERS
TO BE DELIVERED PURSUANT TO SECTION 6(h)

Exh E-1

Exhibit F

FORM OF LOCK-UP FROM DIRECTORS, OFFICERS OR OTHER SHAREHOLDERS

PURSUANT TO SECTION 6(o)

[ ● ], 2019

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

as Representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated

One Bryant Park
New York, New York 10036

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue,

New York, N.Y. 10010

Re:	Proposed Public Offering by CannTrust Holdings, Inc. and Certain Selling Shareholders

Dear Sirs:

The undersigned, a shareholder [and an officer and/or director] of CannTrust Holdings, Inc., a corporation existing under the laws of the Province of Ontario (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) Citigroup Global Markets Inc. (“Citi”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with Citi and Merrill Lynch, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the other underwriters named therein, the Company and the Selling Shareholders providing for the public offering of common shares in the capital of the Company (the “Common Shares”). In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder [and an officer and/or director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement, the undersigned will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act of 1933, as amended, or prospectus under Canadian Securities Laws with respect to any of the foregoing (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Exh F-1

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of the Representatives, provided that (1) the Representatives receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, and (3) the undersigned does not voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts; or

(ii)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)	as a distribution to limited partners or shareholders of the undersigned; or

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

Furthermore, the undersigned may sell Common Shares of the Company purchased by the undersigned on the open market following the public offering if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission or a Canadian Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

Signature:

Print Name:

Exh F-2